Exhibit 99.1

FREIGHT TECHNOLOGIES, INC.

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

November 7, 2022

Dear Shareholder:

You are cordially invited to attend our 2022 Annual Meeting of Shareholders to be held Thursday, December 15, 2022, at 4:00 p.m. Monterrey, Mexico time at our office at Hidalgo 2035, Local M20, Colonia Obispado, Monterrey N.L. C.P. 64060, Mexico (the “2022 Annual Meeting”).

If you owned our ordinary shares at the close of business on October 26, 2022, you are entitled to vote on the matters which are listed in the Notice of 2022 Annual Meeting of Shareholders.

The Board of Directors recommends a vote “FOR” each of the proposals listed as Items 1, 2, 3 and 4 and select “1 Year” for the proposal listed as Item 5 in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2022 Annual Meeting of Shareholders, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of ordinary shares you own or whether or not you plan to attend the 2022 Annual Meeting of Shareholders. Accordingly, whether or not you plan to attend the 2022 Annual Meeting of Shareholders, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2022 Annual Meeting of Shareholders.

We are proud that you have chosen to invest in Freight Technologies, Inc. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at our 2022 Annual Meeting of Shareholders.

Sincerely,

/s/ Javier Selgas
Javier Selgas
Chief Executive Officer

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

FREIGHT TECHNOLOGIES, INC.

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Notice of 2022 Annual Meeting of Shareholders

November 7, 2022

TIME AND DATE	4:00 P.M. LOCAL TIME, Thursday, December 15, 2022

PLACE	Hidalgo 2035, Local M20, Colonia Obispado, Monterrey N.L. C.P. 64060, Mexico

ITEMS OF BUSINESS

Item		Board Vote Recommendation

1.	To elect each of the four directors named in the proxy statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.	“FOR”
2.	To ratify the appointment of UHY LLP (as our independent registered public accounting firm for the fiscal year ending December 31, 2022.	“FOR”
3.	To approve the Freight Technologies, Inc. 2022 Equity Incentive Plan.	“FOR”
4.	To conduct an advisory vote on the compensation of our named executive officers;	“FOR”
5.	To conduct an advisory vote on the frequency of future advisory votes on the compensation of our named executive officers; and	“1 YEAR”
6.	To transact such other business as may properly come before the 2022 Annual Meeting of Shareholders.	“N/A”

The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2022 Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2022 Annual Meeting of Shareholders (the “2022 Annual Meeting”).

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2022 Annual Meeting, or any adjournments or postponements thereof, was the close of business on October 26, 2022.

INSPECTION OF LIST OF SHAREHOLDERS OF RECORD	A list of the shareholders of record as of October 26, 2021 will be available for inspection at the 2022 Annual Meeting.

VOTING	We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2022 Annual Meeting in person. You can submit your vote prior to the date of the Annual Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instructions form. PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2022 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about November 7, 2022, to all shareholders entitled to vote at the 2022 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at https://fr8technologies.com/ on or about November 7, 2022. If you plan to attend the 2022 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2022 Annual Meeting.

Whether or not you plan to attend the 2022 Annual Meeting, it is important that your shares be represented and voted at the 2022 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood NY, 11717 or at our office located at 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380 not later than 11:59 p.m. local time on December 14, 2021 to be validly included in the tally of shares voted at the 2022 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors

/s/ Javier Selgas
Javier Selgas
Chief Executive Officer

PROXY STATEMENT

FREIGHT TECHNOLOGIES, INC. 2022 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

The Board of Directors (the “Board”) of Freight Technologies, Inc., a British Virgin Islands company (“we,” “us” or the “Company”), is soliciting proxies to be used at the annual meeting of shareholders (the “2022 Annual Meeting”) of the Company to be held at our office at Hidalgo 2035, Local M20, Colonia Obispado, Monterrey N.L. C.P. 64060, Mexico on Thursday, December 15, 2022, at 4:00 p.m. local time and any postponement or adjournment thereof.

This proxy statement (the “Proxy Statement”) and the accompanying notice and form of proxy are first being distributed to shareholders on or about November 7, 2022. The Board is requesting that you permit your ordinary shares to be represented at the 2022 Annual Meeting by the persons named as proxies for the 2022 Annual Meeting.

The proxy solicitation materials, including the Notice of 2022 Annual Meeting of Shareholders, this Proxy Statement, our annual report on Form 20-F for the fiscal year ended December 31, 2021, which includes our audited consolidated financial statements for the fiscal year ended December 31, 2021 (the “2021 Annual Report”), and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our ordinary shares, in connection with the solicitation of proxies by the Board for use in voting at the 2022 Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2022 Annual Meeting. Please read it carefully.

QUESTIONS AND ANSWERS ABOUT
THE 2022 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2022 Annual Meeting. As a shareholder, you are invited to attend the 2022 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2022 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the ordinary shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Mr. Javier Selgas has been designated as the Company’s proxy for the 2022 Annual Meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2022 ANNUAL MEETING?

There are five proposals that will be voted on at the 2022 Annual Meeting:

1.	To elect each of the four directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

2.	To ratify the appointment of UHY LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022.

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3.	To approve the Freight Technologies, Inc. 2022 Equity Incentive Plan.

4.	To approve the Company’s named executive officers’ compensation.

5.	To determine the frequency of future advisory votes to approve the compensation of our named executive officers.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” the election of each director named in this Proxy Statement (Proposal No. 1);

●	“FOR” the ratification of the appointment of UHY LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022 (Proposal No. 2);

●	“FOR” the approval of the Freight Technologies, Inc. 2022 Equity Incentive Plan (Proposal No. 3);

●	“FOR” the ratification of Company’s named executive officers’ compensation (Proposal No. 4).

●	For the “One-Year” option as to the frequency of the advisory vote on the compensation of our named executive officers

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2022 ANNUAL MEETING?

If any other matters are properly presented for consideration at the 2022 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2022 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2022 Annual Meeting.

WHO CAN VOTE AT THE 2022 Annual Meeting?

Shareholders of record at the close of business on October 26, 2022, the date established by the Board for determining the shareholders entitled to vote at our 2022 Annual Meeting (the “Record Date”), are entitled to vote at the 2022 Annual Meeting.

On the Record Date, 9,771,975 ordinary shares were outstanding and entitled to vote at the 2022 Annual Meeting. Holders of ordinary shares are entitled to one vote for each share owned for each matter to be voted on at the 2022 Annual Meeting. Holders of ordinary shares will vote together as a single class on all proposals to be voted on at the 2022 Annual Meeting.

A list of the shareholders of record as of October 26, 2022 will be available for inspection at the 2022 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

A majority of the votes of our outstanding ordinary shares as of the Record Date must be present, in person or by proxy, at the 2022 Annual Meeting in order to properly convene the 2022 Annual Meeting. This is called a quorum. If there are not enough votes of the ordinary shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2022 Annual Meeting may be adjourned by the Chairman of the meeting until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

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WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, TranShare Securities Transfer and Registrar. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2022 Annual Meeting, but you may not vote these shares in person at the 2022 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2022 Annual Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person, by attending the 2022 Annual Meeting, by telephone or over the Internet in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood NY, 11717 or at our office located at 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380 not later than 11:59 p.m. local time on December 14, 2022 to be validly included in the tally of shares voted at the 2022 Annual Meeting.

If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your ordinary shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your ordinary shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the election of the four director nominees named in this Proxy Statement (Proposal No. 1), “FOR” the ratification of the appointment of UHY LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022 (Proposal No. 2), “FOR” the approval of the Freight Technologies, Inc. 2022 Equity Incentive Plan (Proposal No. 3); “FOR” the ratification of compensation of the Company’s named executive officers (Proposal No. 4), and for the “One-Year” option as to the frequency of the advisory vote on the compensation of our named executive officers (Proposal No. 5). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2022 Annual Meeting.

Beneficial Owners: If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The items on the 2022 Annual Meeting agenda that may be considered non-routine are Proposal No. 2 relating to the Ratification of Appointment of the Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2022 and Proposal No. 3 relating to the approval of the Freight Technologies, Inc. 2022 Equity Incentive PLan; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

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CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2022 Annual Meeting. If you submitted your proxy by mail, you must file with the Chief Financial Officer of the Company a written notice of revocation or deliver, prior to the vote at the 2022 Annual Meeting, a valid, later-dated proxy. Attendance at the 2022 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Chief Financial Officer before the proxy is exercised or you vote by written ballot at the 2022 Annual Meeting. If you are a beneficial owner whose ordinary shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2022 Annual Meeting and voting in person.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2022 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2022 ANNUAL MEETING?

Our inspector of election will tabulate and certify the votes. We plan to announce preliminary voting results at the 2022 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2022 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2022 Annual Meeting is required to elect directors (Proposal No. 1), to ratify the Audit Committee’s appointment of UHY LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022 (Proposal No. 2) and approve the Freight Technologies, Inc. 2022 Equity Incentive Plan (Proposal No. 3). The advisory vote on executive compensation (Proposal No. 4) and the advisory vote on frequency of advisory notes on executive compensation (Proposal No. 5) are not binding on the Company’s Board of Directors. However, the Board of Directors will take into account the result of the vote when determining future executive compensation arrangements and the frequency of having advisory votes on such compensation arrangements.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2022 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal

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WHAT DO I NEED TO DO TO ATTEND THE 2022 ANNUAL MEETING?

If you plan to attend the 2022 Annual Meeting in person, you will need to bring proof of your ownership of ordinary shares, such as your proxy card or transfer agent statement, as of the close of business on October 26, 2022 and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2022 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of ordinary shares as of the close of business on October 26, 2022. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2022 Annual Meeting.

WHAT ARE THE FISCAL YEAR END DATES?

Each of our fiscal years ends on December 31.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2021 Annual Report, including consolidated financial statements as of and for the year ended December 31, 2021, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at https://fr8technologies.com/. The contents of that website are not a part of this Proxy Statement.

Additional copies of the 2021 Annual Report are available at no charge upon written request. To obtain additional copies of the 2021 Annual Report, please contact us at Freight Technlogies, Inc., 2001 Timberloch Place, Suite 500, Attention: Chief Financial Officer. The request must include a representation by the shareholder that as of our record date, October 26, 2022, such shareholder was entitled to vote at the 2022 Annual Meeting.

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PROPOSAL 1:

ELECTION OF DIRECTORS

Our Memorandum and Articles of Association provide that the Board will at least have one director, and it does not specify the maximum number of directors. The exact number of members of the Board will be determined from time to time by resolution of a majority of our entire Board or by resolution of a majority of the votes of the holders of our ordinary shares. The Board currently consists of four members. Our Board has determined that Messrs. Adler, Samuels and Urbach are independent under applicable SEC and NASDAQ Corporate Governance rules. During the year ended December 31, 2021, each of our former directors attended over 90% of all Board meetings and over 90% of the meetings of each committee of the Board on which he or she serves.

Our Board has nominated the individuals identified below for election as directors at the 2022 Annual Meeting, each of whom is a current director of the Company. Each of these directors will hold office until the annual meeting of shareholders in 2023, and until his respective successor has been elected and duly qualified. The director nominees set forth below have consented to being named in this Proxy Statement as nominees for election as directors and have agreed to serve as directors if elected.

We are soliciting proxies in favor of the election of the nominees identified below. Unless otherwise instructed, the proxy holders will vote the proxies received by them “FOR” the director nominees named below. If any nominee becomes unable to serve or for good cause will not serve as a director, an event that the Company does not currently anticipate, it is intended that proxies will be voted for any substitute nominee designated by the Board to fill the vacancy or the Board may elect to reduce its size. As of the date of this Proxy Statement, the Board has no reason to believe that the persons named below will be unable or unwilling to serve as directors, if elected.

Biographical information concerning the nominees appears below. Ages are set forth as of October 26, 2022.

Name	Age	Position
Javier Selgas	37	Chief Executive Officer and Director
Nicholas H. Adler	47	Independent Director and Chairman (1)(2)(3)
William Samuels	46	Independent Director (1)(2)(3)
Marc Urbach	49	Independent Director (1)(2)(3)

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of governance and nominating committee.

Director Nominees (All current Directors to be Re-elected in 2022)

Javier Selgas, Chief Executive Officer and director, was Fr8App’s Chief Technology Officer from March to September 2020, and was responsible for all of Fr8App’s technologies and products. From May 2017 to March 2020, Javier was the Country Manager in Osigu, a technology company in the healthcare space, leading its new operation in Spain. From February 2013 to May 2017, Javier also headed AJEgroup’s IT division in Asia Pacific region playing a key role in the continued development of strategic IT growth and supplier relationships, ensuring flexibility in response to an increasingly demanding corporation. Prior to joining AJEGroup, Javier dedicated his professional career as an IT consultant in big corporations such as Endesa and Ibermatica. Javier earned a Master’s Degree from Barcelona University, and a Bachelor of Science degree in Software Engineering from European University.

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Nicholas H. Adler, our current Chairman of the Board, is a practicing attorney in Nashville, Tennessee specializing in defense litigation, bankruptcy, foreclosure, and real estate matters. He has been a partner at Brock & Scott PLLC since 2012. Nick is admitted to practice law in New York and Tennessee as well as all Federal districts within Tennessee. After his graduation from law school, Nick practiced with a large international firm in New York specializing in securities regulation. Since 2005, his practice has focused on the representation of national and regional credit grantors in Tennessee. He is also active in real estate development and asset management in Nashville. Nick earned his B.A. in political science from Vanderbilt University and his J.D. from The Washington and Lee University School of Law.

William Samuels, a current member of our Board, is a practicing attorney in Manhattan, New York specializing in intellectual property law. He has been a partner at Warshaw Burstein, LLP since June 2020. Between October 2017 and May 2020, he was a partner at Scarinci & Hollenbeck LLC and prior to that, he was a partner at W.R. Samuels Law PLLC starting January 2010. He is Treasurer of the New York State Bar Intellectual Property Section and co-chair of that section’s Trademark Law Committee. He earned his BA in English Literature from Georgetown University, MA in English Literature from the University of Pennsylvania and J.D. from Emory University.

Marc Urbach, a current member of Fr8App’s Board of Directors, is the owner of Doorstep Delivery Logistics LLC and has been its Chief Executive Officer since August 2020, and consultant at OTS Ventures Inc. since January 2017. Prior to that, he was the President/CFO and board member of Ideanomics, Inc. (formerly known as YOU On Demand Holdings, Inc.) He has been an executive at various private and public companies in the past 25 years. He earned his B.S. in Accounting from Babson College.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH DIRECTOR NOMINEE

CORPORATE GOVERNANCE

Board of Directors

The Board oversees our business affairs and monitors the performance of our management. In accordance with our corporate governance principles, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with the Executive Chairman, other key executives and by reading the reports and other materials sent to them and by participating in Board and committee meetings. Our directors hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal, or if for some other reason they are unable to serve in the capacity of director.

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Director Independence

As we are listed on NASDAQ, our determination of independence of directors is made using the definition of “independent director” contained in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market. Our Board affirmatively determined that Messrs. Adler, Samuels and Urbach are “independent” directors, as that term is defined in the NASDAQ Stock Market Rules.

Board Meetings and Attendance

The Board did not hold any meetings in 2021 but approved certain actions by unanimous written consent.

Annual Meeting Attendance Policy

The Company does not have a policy regarding director attendance at Annual Meetings of shareholders, however, all directors are strongly encouraged to attend.

Stockholder Communications with the Board

Shareholders wishing to communicate with the Board, the non-management directors, or with an individual Board member may do so by writing to the Board, to the non-management directors, or to the particular Board member, and mailing the correspondence to: c/o Chief Financial Officer, 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380. The envelope should indicate that it contains a shareholder communication. All such shareholder communications will be forwarded to the director or directors to whom the communications are addressed.

Committees of the Board of Directors

We established three committees under the Board of Directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Adler, Samuels and Urbach. Mr. Urbach is the chairman of our audit committee. We have determined that Messrs. Adler, Samuels and Urbach satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Urbach qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

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●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

A copy of the audit committee’s current charter is available at our corporate website at: https://www.fr8.app/investors/governance/.

During the fiscal year of 2021, the audit committee held one telephonic meeting, at which all members of the Audit Committee were present.

Compensation Committee. Our compensation committee consists of Messrs. Adler and Urbach. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

A copy of the compensation committee’s current charter is available at our corporate website at: https://www.fr8.app/investors/governance/.

During the fiscal year of 2021, the compensation committee did not hold any physical or telephonic meetings.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Adler and Samuels. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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A copy of the nominating and corporate governance committee’s current charter is available at our corporate website at: https://www.fr8.app/investors/governance/

During the fiscal year of 2021, the nominating and corporate governance committee did not hold any physical or telephonic meetings.

The table below provides certain highlights of the diversity characteristics of our directors:

Board Diversity Matrix (As of November 7, 2022)
Total Number of Directors 4
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors		4

Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian
Hispanic or Latino		1
Native Hawaiian or Pacific Islander
White		3
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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Code of Ethics.

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct,

●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

●	compliance with applicable laws, rules and regulations,

●	the prompt reporting violation of the code, and

●	accountability for adherence to the Code of Business Conduct and Ethics.

We have adopted a Code of Conduct that complies with the descriptions set forth above for a Code of Ethics. Our Code of Conduct is applicable to all of our employees, and also contains provisions that set forth a higher level of expectations from our leaders. A copy of our Code of Conduct is incorporated by reference as an exhibit to this annual report and posted on our website at www.fr8.app.

Directors’ and Executive Officers’ Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended December 31, 2021, to each of our officers and directors above.

Name	Compensation ($)
Directors and Officers
Warren Wang[1]	$276,000
Hon Man Yun[1]	108,000
Hong Chen[1]	36,000
Xiaoyue Zhang[1]	36,000
Ming Yi1	36,000
Total	$492,000

1.	Messrs. Warren Wang, Hon Man Yun, Ming Yi (Martin), Hong Chen and Xiaoyue Zhang, resigned from the board of directors and from the position of the Chief Executive Officer and Chief Financial Officer in the case of Messrs. Warren Wang and Hon Man Yun, respectively, effective on February 14, 2022.

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Option Grants

We had no outstanding equity awards as of the end of fiscal year 2021.

Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during fiscal 2021 by the executive officers.

Long-Term Incentive Plans and Awards

There were no awards made to a named executive officer in fiscal 2021 under any long-term incentive plan.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of October 26, 2022 by:

●	each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

●	each of our director nominees and executive officers individually; and

●	all of our director nominees and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of October 26, 2022, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 9,771,975 ordinary shares outstanding as of October 26, 2022. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

Name and Address	Title of Class	Number of Shares Beneficially Owned	Percentage Ownership of Ordinary Shares
Owner of more than 5% of Class
PX Global Advisors LLC(1) 19 West 44th Street, Suite 1001, New York, NY 10036	Ordinary Shares	1,140,000	11. 7%

ATW Opportunities Master Fund L.P.(2) 7969 NW 2nd Street, #415, Miami, FL 33126	Ordinary Shares	34,427,444	155.8%

ATW Master Fund II, L.P.(2) 7969 NW 2nd Street, #415, Miami, FL 33126	Ordinary Shares	6,937,897	83.8%

ATW Partners Opportunities Management, LLC(2) 7969 NW 2nd Street, #415, Miami, FL 33126	Ordinary Shares	984,781	18.3%

Directors and Officers(3)(4)
Javier Selgas	Ordinary Shares	90,900	2.7%
Mike Flinker	Ordinary Shares	5,552	0.8%
Luisa Irene Lopez Reyes	Ordinary Shares	4,723	0.6%
Paul Freudenthaler	Ordinary Shares	92,751	2.5%
Nicholas H. Adler	Ordinary Shares	33,451	0.3%
William Samuels	Ordinary Shares	29,787	0.3%
Marc Urbach	Ordinary Shares	29,787	0.3%
All Officers and Directors (Seven Persons)	Ordinary Shares	286,951	7.9%

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(1)	PX Global Advisors LLC, a Delaware limited liability corporation, holds 1,140,000 ordinary shares of Freight Technologies, Inc. constituting 11.7% of the issued and outstanding shares. PX Global Advisors LLC’s sole shareholder, director and officer is Pengfei Xie. As a result, Mr. Xie has the sole power to direct the vote and disposition of the Shares and may be deemed, directly or indirectly, to be the beneficial owner of the shares held by PX Global Advisors LLC.

(2)	ATW Opportunities Master Fund, L.P. and ATW Master Fund II, L.P. are limited partnerships, comprising Messrs. Antonio Ruiz-Gimenez and Kerry Propper as General Partners. ATW Opportunities Management, LLC is a limited liability corporation with Messrs. Antonio Ruiz-Gimenez and Kerry Propper as managing members. Accordingly. Both Messrs. Ruiz-Gimenez and Propper hold joint voting and dispositive power of the Ordinary Shares held by the limited partnerships and the limited liability corporation.

ATW Opportunities Master Fund, L.P. owns warrants convertible to 5,210,656 Ordinary Shares and preferred shares convertible to 29,216,788 Ordinary Shares.

ATW Master Fund II, LP beneficially owns warrants convertible to 429,415 Ordinary Shares and preferred shares convertible into 6,508,483 Ordinary Shares.

ATW Partners Opportunities Management, LLCs owns preferred shares convertible into 984,780 Ordinary Shares.

(3)	Unless otherwise indicated, the address for those listed below is c/o Freight Technologies, Inc., at 2001 Timberloch Place, Suite 500, The Woodlands, Texas 77380.

(4)	Each of the executive officers’ and directors’ beneficial ownership represent options from the employee stock ownership plan convertible into Ordinary Shares that have vested within 60 days of October 26, 2022.

Mr. Selgas owns options convertible in 203,213 Ordinary Shares. Mr. Flinker owns options convertible into 74,955 Ordinary Shares. Ms. Reyes owns options convertible into 63,760 Ordinary Shares. Mr. Freudenthaler owns options convertible in 183,780 Ordinary Shares. Mr. Adler owns options convertible into 781 Ordinary Shares.

Employment Agreements and Indemnification Agreements

Our wholly-owned Delaware subsidiary, Freight App Inc.’s (“Fr8App”) and our current Chief Executive Officer joined Fr8App in March 2020 as its Chief Technology Officer, and became its Chief Executive Officer in September 2020. Both President and Chief Financial Officer of Fr8App joined Fr8App in September 2020. Fr8App’s Chief Operating Officer joined Fr8App in August 2021. Set forth below are compensation arrangements based on their current employment agreements with Fr8App. All employment agreements were continued under the same terms at the time of the Merger and all options and equity compensation items adjusted consistent with the exchange ratio related the Merger.

Under his Employment Agreement with Fr8App, Javier Selgas serves as Fr8App’s and our Chief Executive Officer, receives an annual base salary of $250,000 and is eligible for a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He is entitled to receive (i) an option grant for 154,066 shares of Fr8App Common Stock at $0.25 per share, fully vested upon grant, and (ii) an option grant for 308,131 shares of Fr8App Common Stock at an exercise price equivalent to the Applicable Per Share Merger Consideration upon the Closing of the Merger, vesting over four years starting in September 2021. In the event Javier Selgas is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for six months immediately following the termination date. He was awarded an additional stock option grant for 92,439 shares of Fr8App Common Stock at $0.80 per share, vesting over four years starting in December 2021.

Under his Executive Services Agreement with Fr8App, Mike Flinker serves as the President, receives an annual base salary of $220,000 and is eligible to receive a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He is entitled to receive an option grant for 231,099 shares of Fr8App Common Stock at the Applicable Per Share Merger Consideration upon the Closing of the Merger, vesting over four years starting in September 2020. In the event Mike Flinker is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for three months immediately following the termination date.

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Under his Employment Agreement with Fr8App, Paul Freudenthaler serves as Fr8App’s Chief Financial Officer, receives an annual base salary of $250,000 and is eligible to receive a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He is entitled to receive (i) an option grant for 77,033 shares of Fr8App Common Stock at $0.25 per share, fully vested upon grant, and (ii) an option grant for 385,164 shares of Fr8App Common Stock at the Applicable Per Share Merger Consideration upon the Closing of the Merger, vesting over four years starting in September 2020. In the event Paul Freudenthaler is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for six months immediately following the termination date. He was awarded an additional stock option grant for 92,439 shares of Fr8App Common Stock at $0.80 per share, vesting over four years starting in December 2021.

Under her Employment Agreement with Fr8App, Luisa Irene Lopez Reyes serves as Fr8App’s and Freight App Mexico’s Chief Operating Officer, receives an annual base salary of MXP$3,000,000 and is eligible to receive a discretionary bonus payable within the first 2-1/2 months after the end of the applicable fiscal year. She is entitled to receive (i) an option grant for 32,764 shares of Fr8App Common Stock at $0.80 per share, fully vested upon grant, and (ii) an option grant for 163,818 shares of Fr8App Common Stock at the Applicable Per Share Merger Consideration, vesting over four years starting on the one year anniversary date of the Effective Date of the Merger. In the event that Ms. Reyes is terminated without cause or for good reason, she will be entitled to receive continued payment of her base salary for three months immediately following the termination date.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

We have entered into board services agreements and indemnification agreements with each of our independent director appointees and our Chief Executive Officer who is a non-independent member of the Company’s board of directors. These agreements set forth the services to be provided and compensation to be received by our independent directors and the indemnifications provided to them by the Company. Pursuant to these agreements, the directorship of our independent director appointees will last until the earlier of (i) the date on which the director resigns, or (ii) is removed in accordance with the Company’s governing documents and applicable law.

NASDAQ Requirements

Our ordinary shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, amendments to its Marketplace Rule 5600 that imposes various corporate governance requirements on listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise mandate compliance with the same or substantially similar requirement.

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We currently comply with those specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the British Virgin Islands do not require compliance with the same or substantially similar requirements:

●	our independent directors do not hold regularly scheduled meetings in executive session (rather, all board members may attend all meetings of the Board of Directors);
●	the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the Board of Directors; and our CEO is not prevented from being present in the deliberations concerning his compensation;
●	related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and
●	we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600. For example, we have voluntarily decided to compose of the majority of our board of directors with independent directors as defined by the NASDAQ rules.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Exclusive Business Cooperation Agreement

Pursuant to the terms of the certain exclusive business cooperation agreement dated April 26, 2016, between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“Sheng Ying Xin”) and Beijing Yingxin Yijia Network Technology Co., Ltd (“BYYNT”) (the “SYX Exclusive Business Cooperation Agreement”), BYYNT is the exclusive technology services and consultancy service provider to Sheng Ying Xin. Sheng Ying Xin agreed to pay BYYNT all fees payable for technology services and consultancy service, the amount of which equals 100% of the net profit of Sheng Ying Xin. Any payment from Sheng Ying Xin to BYYNT must comply with applicable Chinese laws. BYYNT is also obligated to bears all losses of Sheng Ying Xin. Further, the parties agreed that BYYNT shall retain sole ownership of all intellectual property developed in connection with providing technology services to Sheng Ying Xin. The SYX Exclusive Business Cooperation Agreement has a ten-year term and may be extended if confirmed in writing by BYYNT, prior to the expiration of the term. The extended term shall be determined by BYYNT, and Sheng Ying Xin shall accept such extended term unconditionally.

Pursuant to the terms of the certain exclusive business cooperation agreement dated September 26, 2019, between Hongkong Internet Financial Services Limited (“HKIFS”) and Hongkong Shengqi Technology Limited (“HKSQ”) (the “HKSQ Exclusive Business Cooperation Agreement”), HKIFS is the exclusive technology services and consultancy service provider to HKSQ. HKSQ agreed to pay HKIFS all fees payable for technology services and consultancy service, the amount of which equals 100% of the net profit of HKSQ. Any payment from HKSQ to HKIFS must comply with applicable Chinese laws. HKIFS is also obligated to bears all losses of HKSQ. Further, the parties agreed that HKIFS shall retain sole ownership of all intellectual property developed in connection with providing technology services to HKSQ. The HKSQ Exclusive Business Cooperation Agreement has a ten-year term and may be extended if confirmed in writing by HKIFS, prior to the expiration of the term. The extended term shall be determined by HKIFS, and HKSQ shall accept such extended term unconditionally.

Power of Attorney

Pursuant to the terms of a certain power of attorney agreement dated April 26, 2016, among BYYNT and the shareholders of Sheng Ying Xin (the “SYX Power of Attorney”), each of the shareholders of Sheng Ying Xin irrevocably appointed BYYNT as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of Sheng Ying Xin, including the appointment and election of directors of Sheng Ying Xin. The term of the SYX Power of Attorney is valid so long as such shareholder is a shareholder of Sheng Ying Xin.

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Pursuant to the terms of a certain power of attorney agreement dated September 26, 2019, among HKIFS and the shareholders of HKSQ (the “HKSQ Power of Attorney”), each of the shareholders of HKSQ irrevocably appointed HKIFS as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of HKSQ, including the appointment and election of directors of HKSQ. The term of the HKSQ Power of Attorney is valid so long as such shareholder is a shareholder of HKSQ.

Exclusive Option Agreement

Pursuant to the terms of a certain exclusive option agreement dated April 26, 2016, among BYYNT, Sheng Ying Xin and the shareholders of Sheng Ying Xin (the “SYX Exclusive Option Agreement”), the shareholders of Sheng Ying Xin granted BYYNT an irrevocable and exclusive purchase option (the “SYX Option”) to acquire Sheng Ying Xin’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. Accordingly, the SYX Option is exercisable at any time at BYYNT’s discretion so long as such exercise and subsequent acquisition of Sheng Ying Xin does not violate PRC law. The consideration for the exercise of the SYX Option is RMB 1 in total. To the extent Sheng Ying Xin shareholders receive any of such consideration, the SYX Option requires Sheng Ying Xin shareholders to transfer (and not retain) the same to Sheng Ying Xin or BYYNT. The SYX Exclusive Option Agreement has a ten-year term and may be extended if confirmed in writing by BYYNT, and if no written confirmation was obtained from BYYNT, the SYX Exclusive Option Agreement will be automatically renewed, the term of the renewed agreement will be determined by BYYNT’s written confirmation.

Pursuant to the terms of a certain Exclusive Option Agreement dated September 26, 2019, among HKIFS, HKSQ and the shareholders of HKSQ (the “HKSQ Exclusive Option Agreement”), the shareholders of HKSQ granted HKIFS an irrevocable and exclusive purchase option (the “HKSQ Option”) to acquire HKSQ’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. Accordingly, the HKSQ Option is exercisable at any time at HKIFS’s discretion so long as such exercise and subsequent acquisition of HKSQ does not violate PRC law. The consideration for the exercise of the HKSQ Option is RMB 1 in total. To the extent HKSQ shareholders receive any of such consideration, the HKSQ Option requires HKSQ shareholders to transfer (and not retain) the same to HKSQ or HKIFS. The HKSQ Exclusive Option Agreement has a ten-year term and may be extended if confirmed in writing by HKIFS, and if no written confirmation was obtained from HKIFS, the HKSQ Exclusive Option Agreement will be automatically renewed, the term of the renewed agreement will be determined by HKIFS’s written confirmation.

Share Pledge Agreement

Pursuant to the terms of a certain share pledge agreement dated April 26, 2016 among BYYNT and the shareholders of Sheng Ying Xin (the “SYX Share Pledge Agreement”), the shareholders of Sheng Ying Xin pledged all of their equity interests in Sheng Ying Xin, including the proceeds thereof, to guarantee all of BYYNT’s rights and benefits under the SYX Exclusive Business Cooperation agreement, SYX the Power of Attorney and the SYX Exclusive Option Agreement. Prior to termination of the SYX Share Pledge Agreement, the pledged equity interests cannot be transferred without BYYNT’s prior written consent. All of the equity interest pledges with respect to the equity interests of Sheng Ying Xin according to the SYX Share Pledge Agreement have been registered with the relevant office of the Administration for Industry and Commerce in China. The SYX Share Pledge Agreement will be valid until all the payments related to the services provided by BYYNT to Sheng Ying Xin due under the SYX Exclusive Business Cooperation Agreements have been fulfilled. Therefore, the SYX Share Pledge Agreement shall only be terminated when the payments related to the ten-year SYX Exclusive Business Cooperation Agreement are paid in full and BYYNT does not intend to extend the term of the SYX Exclusive Business Cooperation Agreement.

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Related party transactions

Transaction and balances from related parties:

The Company received consulting, accounting and recruiting services from various shareholders. The total cost of these services for the years ended December 31, 2021, 2020 and 2019 were $350,000, $353,000 and $152,000, respectively. The accounts payable to these various shareholders as of December 31, 2021 and December 31, 2020 were $140,000, $30,000, and $0 respectively.

The Company also provided freight services to a customer owned by a shareholder. The accounts receivable from this certain customer as of December 31, 2021, 2020 and 2019 was $0, $24,000 and $7,000, respectively. The revenue of these services for the years ended December 31, 2021, 2020 and 2019 was $99,000, $164,000 and 134,000, respectively.

In 2021, the Company issued various warrants to ATW, an affiliate of a shareholder and entered into various promissory notes with shareholders. (See Note 12 and 17 of audited financials).

For the year ended December 31, 2021, the Company entered into sublease agreement with PX Capital USA Inc. (“PX Capital”), incurring of rental of $112,100 for the period from January 1, 2021 to December 31, 2021. The Company also entered into consultant agreement with PX Capital for consultancy services rendered by PX Capital of $120,000 for the period from January 1, 2021 to December 31, 2021. The Company and PX Capital had a common Chief Executive Officer, Mr. Warren Wang.

For the year ended December 31, 2021, the Company has entered into an agreement with Wave Sync Corp. (“Wave Sync”) for the disposal of a used motor vehicle for $100,000. For the year ended December 31, 2021, the Company purchased equity shares of $250,000 from Montis Digital Limited, a company incorporated in Gibraltar, and $500,000 from Archax Holdings Ltd., a company incorporated in the United Kingdom. The Company then sold all of the equity shares to Wave Sync for a total of $750,000. Montis Digital Limited and Archax Holdings Ltd. are not related parties of the Company. The Company and Wave Sync had a common Chief Financial Officer, Mr. Hon Man Yun.

For the year ended December 31, 2020, the Company entered into sublease agreement with PX Capital, incurring rental of $68,000 for the period from April 1, 2020 to December 31, 2020. The Company had also entered into a consultant agreement with PX Capital for consultancy services rendered by PX Capital of $80,000 for the period from April 1, 2020 to December 31, 2020. The Company and PX Capital had a common Chief Executive Officer, Mr. Warren Wang.

Related parties of the Company represented entities that are directly or indirectly owned by directors and officers of the Company or in which the directors and officers of the Company has significant influence.

Due from related parties:

As of December 31, 2020, the Company has related party receivables of $81,756, due to advances made on behalf of related parties, including $46,416 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd., $30,214 from Beijing Zhiping Science.

As of December 31, 2019, the Company has related party receivables of $76,467, due to advances made on behalf of related parties, including $43,414 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd and $28,259 from Beijing Zhiping Science.

Due to related party:

As of December 31, 2021, the Company has related party payables of $100 due to Mr. Warren Wang the chief executive officer of the Company, who lend funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

As of December 31, 2020 and 2019, the Company has related party payables of $358,241 and $279,925, respectively, due to Mr. Jianxin Lin, our founder, former Chairman of the board of directors and former chief executive officer and Mr Jinchi Xu, our former director and chief financial officer, who lent funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

Review, approval or ratification of transactions with related persons.

Our audit committee, consisting of independent directors, is charged with reviewing and approving all agreements and transactions which had been entered into with related parties, as well as reviewing and approving all future related party transactions.

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PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The audit committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected UHY LLP, independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2022. Ratification of the selection of UHY LLP by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2022 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain UHY LLP, but may, in their discretion, retain UHY LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from UHY LLP will be in attendance at the 2022 Annual Meeting via teleconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table shows the fees that we paid for audit and other services provided by Marcum Bernstein & Pinchuk LLP, our former independent registered public accounting firm, for fiscal years 2018 and 2019.

	Fiscal 2018	Fiscal 2019

Audit Fees	$-	$-
Audit-Related Fees	85,000	-
Tax Fees	-	-
All Other Fees	-	-

Total	$85,000	$-

Effective March 6, 2019, the Company engaged Wei Wei & Co., LLP, Certified Public Accountants (“Wei”) replace Marcum Bernstein & Pinchuk LLP as its new independent registered public accounting firm. The following table shows the fees that we paid for audit and other services provided by Wei for fiscal years 2018 and 2019.

	Fiscal 2018	Fiscal 2019

Audit Fees	$200,000	$-
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Total	$200,000	$-

Wei was dismissed on November 13, 2019 and effective November 14, 2019, the Company engaged Centurion ZD CPA & Co. (“Centurion”) as our new independent registered public accounting firm. The following table shows the fees that we paid for audit and other services provided by Centurion for fiscal years 2018, 2019, 2020 and 2021.

	Fiscal 2019	Fiscal 2020	Fiscal 2021

Audit Fees	$125,000	$75,000	$75,000
Audit-Related Fees	-	-	15,000
Tax Fees	-	-	-
All Other Fees	-	-	-

Total	$125,000	$75,000	$90,000

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Marcum Bernstein & Pinchuk LLP, Wei and Centurion with respect to fiscal years 2018 and 2019 were all approved by the Audit Committee.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF UHY LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022

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PROPOSAL NO. 3:

APPROVAL OF THE FREIGHT TECHNOLOGIES, INC. 2022 EQUITY INCENTIVE PLAN

The Freight Technologies, Inc. 2022 Equity Incentive Plan

The Board has declared advisable, adopted and is submitting for shareholder approval, the Freight Technologies, Inc. 2022 Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our ordinary shares.

If approved by the Company’s shareholders, the Incentive Plan will be effective as of August 18, 2022 (the date that the Company’s Board of Directors approved the Incentive Plan). Capitalized terms used but not defined in this Proposal 3 shall have the meaning ascribed to them in the Incentive Plan, a copy of which is attached hereto as Appendix A. The following description of the Incentive Plan’s material terms is qualified in its entirety by reference to the Incentive Plan.

Description of the Incentive Plan

Administration of the Incentive Plan. Different Committees with respect to different groups of Service Providers may administer the Plan.

Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

Shares Subject to the Incentive Plan. Subject to the provisions of Section 15 of the Incentive Plan, the maximum aggregate number of Shares that may be issued under the Plan is 10,000,000 shares. The Shares may be authorized, but unissued, or reacquired Shares. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan. A total of 10,000,000 Shares, which such amount is included in the limit set forth in the first sentence of the Section 3(a) of Incentive Plan, may be issued under the Incentive Plan pursuant to the exercise of Incentive Stock Options.

Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Incentive Plan.

Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

Change in Control. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation and each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE FREIGHT TECHNOLOGIES, INC. 2022 EQUITY INCENTIVE PLAN

PROPOSAL NO. 4:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is providing shareholders an advisory vote on executive compensation as required by Section 14A of the Exchange Act and related SEC rules. Section 14A was added to the Exchange Act by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The advisory vote on executive compensation is a non-binding vote on the compensation of the Company’s named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this proxy statement.

This advisory vote on executive compensation is not binding on the Company’s Board of Directors. However, the Board of Directors will take into account the result of the vote when determining future executive compensation arrangements.

Recommendation

THE BOARD RECOMMENDS A VOTE FOR ADOPTION OF THE EXECUTIVE COMPENSATIONS OF THE COMPANY’S NAMED EXECUTIVE OFFICERS, AS DISCLOSED PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC, INCLUDING THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCLOSURE SET FORTH IN THE PROXY STATEMENT.

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PROPOSAL NO. 5:

ADVISORY VOTE ON FREQUENCY OF ADVISORY VOTES
ON EXECUTIVE COMPENSATION

The Company is providing shareholders an advisory vote on the frequency of advisory votes on executive compensation. The advisory vote on the frequency of advisory notes on executive compensation is a non-binding vote on having advisory votes every one (1) year on the compensation of the Company’s Named Executive Officers.

This advisory vote on frequency of advisory notes on executive compensation is not binding on the Company’s Board of Directors. However, the Board of Directors will take into account the result of the vote when determining the frequency of having advisory votes on compensation arrangements.

Recommendation

THE BOARD RECOMMENDS A VOTE FOR ADOPTION OF THE “ONE-YEAR” OPTION AS THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION.

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DOCUMENTS ON DISPLAY

The Company’s Annual Report on Form 20-F/A filed with the SEC on July 20, 2022 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Investor Relations section of the Company’s website at www. https://fr8technologies.com/.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2022 Annual Meeting. If any other matters properly come before the 2022 Annual Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2022 Annual Meeting, we urge you to submit your signed proxy promptly.

OTHER INFORMATION

Deadline for Submission of Shareholder Proposals for 2023 Annual Meeting of Shareholders

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the shareholders at our 2023 annual meeting of shareholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its office at 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380, Attention: Chief Financial Officer not later than June 30, 2023.

If we are not notified of a shareholder proposal a reasonable time prior to the time we send our proxy statement for our 2023 annual meeting, then our Board will have discretionary authority to vote on the shareholder proposal, even though the shareholder proposal is not discussed in the proxy statement. In order to curtail any controversy as to the date on which a shareholder proposal was received by us, it is suggested that shareholder proposals be submitted by certified mail, return receipt requested, and be addressed to Freight Technologies, Inc., 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380, Attention: Chief Financial Officer. Notwithstanding, the foregoing shall not effectuate any rights ofsShareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act nor grant any shareholder a right to have any nominee included in our proxy statement.

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies. The transfer agent and registrar for our ordinary shares, TranShare Securities Transfer and Registrar, as a part of its regular services and for no additional compensation other than reimbursement for out-of-pocket expenses, has been engaged to assist in the proxy solicitation. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, Shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy. We will reimburse such persons for their reasonable expenses.

/s/ Javier Selgas
Javier Selgas
Chief Executive Officer

New York, New York
November 7, 2022

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